SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE TO/A


               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934


                    Amendment No. 1 (Name of Subject Company)


                 CAPITAL REALTY INVESTORS II LIMITED PARTNERSHIP
                         A Maryland limited partnership


                              at $175 Net Per Unit

                                       by

                 EQUITY RESOURCE FUND XXII LIMITED PARTNERSHIP,
                       a Massachusetts limited partnership

                         Equity Resource Investments LLC
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                         Equity Resource Investments LLC
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800

                            Calculation of Filing Fee


          Transaction Valuation*                       Amount of Filing Fee
                 $875,000                                     $175.00
--------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 5,000 Units at a purchase price of $175 per Unit in the Partnership.

[X]  Check box if any part of the fee is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
--------------------------------------------------------------------------------

     Amount Previously Paid:   $175             Filing Party: Equity Resource
                                                              Fund XXII Limited
                                                              Partnership

     Form of Registration No.: Schedule TO/T    Date Filed:   January 23, 2004

                                 AMENDMENT NO. 1

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") by Equity Resource Fund XXII, Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner and Equity Resource Investments LLC, its manager (collectively the "Purchaser") to purchase 5,000 units (the "Units") of limited partnership interests in Capital Realty Investors II Limited Partnership, a Maryland limited partnership (the "Partnership"), at $175 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after January 23, 2004 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits
(a)(l) and (a)(3) (which are herein collectively referred to as the "Offer"). The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

        ITEMS 1, 2 and 4

ITEM 1--SUMMARY TERM SHEET

        The fourth question of the Summary Term Sheet is amended in its entirety to read as follows:

        "How much are you offering to pay for my securities and what is the form of payment? Will I have to pay fees or commissions?

        Fund XXII is offering to purchase 5,000 Units ("Units") of limited partnership interests in Capital Realty Investors II Limited Partnership, a Maryland limited partnership (the "Partnership"). Fund XXII is offering to pay a purchase price of $175 for each Unit, to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after January 23, 2004 (without regard to the record date), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The Purchaser will pay all transfer fees charged by the general partner of the Partnership. If you tender your Units in the Offer and you were not entitled to receive any distribution declared or paid from any source by the Partnership with respect to your Units after January 23, 2004, the amount paid to you in the Offer will not be reduced by the amount of any distribution you were not entitled to receive. Limited partners who hold their units in a brokerage account or in trust may be required to pay commissions or similar payments if they tender their Units. Limited partners should consult their advisors concerning such brokerage fees, commissions or similar expenses associated with the tender their Units."

        The seventh question of the Summary Term Sheet is amended in its entirety to read as follows:

        "Can the offer be extended or amended and under what circumstances?

        Yes, we may elect to extend the offer in order to extend the period of time during which the offer is open and/or to amend the offer in any respect (including, without limitation, by increasing or decreasing the offer price). If the Offer is amended with less than 10 business days remaining in the initial offering period, the Offer will be extended to give limited partners at least 10 business days following the filing of the amendment to consider the amended offer. If you do not tender your Units during the initial offering period, you will not have the opportunity to accept the offer. See `THE OFFER--Section 5--Extension of Tender Period; Termination; Amendment.'"

        The Summary Term Sheet is amended to include the following:

        "Are there any pending distributions or transactions relating Partnership Units?

        On January 12, 2004, the general partner of the Partnership filed a preliminary proxy statement on Schedule 14A seeking approval of the limited partners of the liquidation of the Partnership. If the liquidation is approved, the general partner estimates that limited partners will receive between $333 and $433 per unit. The general partner estimates that a liquidation would take up to (and possibly longer than) 36 months to complete. The Purchaser does not anticipate any distributions from cash flow or capital events that would reduce the purchase price for Limited Partners who tender their units. If any such distributions are made, the Purchaser will extend the Offer so that 10 business days remain in the Offer prior to expiration. See `THE OFFER--Section 7--Purpose and Effects of the Offer.'"

ITEM 2--SUBJECT COMPANY INFORMATION

        The fourth paragraph of Risk Factors is amended in its entirety to read as follows:

        "The Offer Price may not represent the value that a Limited Partner might receive upon a liquidation of the Partnership.

        The general partner of the Partnership recently filed a preliminary proxy statement on Schedule 14A seeking approval of the limited partners of the liquidation of the Partnership. The Offer Price is based in part on the range of value presented by the general partner in the proxy ($344 to $433 per Unit) with discounts applied to account for the risks associated with a liquidation."

ITEM 4--TERMS OF THE TRANSACTION

        The second paragraph of "The Offer-Section 2- Proration; Acceptance for Payment and Payment for Units" is amended to read as follows:

        "If more than 5,000 Units are validly tendered and not properly withdrawn on or prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment 5,000 Units so tendered, on a pro rata basis, with appropriate adjustments to avoid tenders of fractional Units.

        As a result, if Units are purchased on a prorated basis, the total number of Units accepted for payment will be based on the highest number up to 5,000 Units under which Units can be accepted without the tender of fractional Units."

        "The Offer-Section 4-Withdrawal Rights" is amended in its entirety to read as follows:

        "Section 4. Withdrawal Rights.

        Except as otherwise provided in this Section 4, tenders of Units made pursuant to the Offer are irrevocable. Units tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. In the event that the Offer is extended beyond the Expiration Date, the Units tendered may be withdrawn at any time prior to the end of the extension period. Tendering limited partners will additionally have withdrawal rights as provided under Exchange Act 14(d)(5). According to the act, "securities deposited pursuant to a tender offer or request or invitation for tenders may be withdrawn by or on behalf of the depositor at any time until the expiration of seven days after the time definitive copies of the offer or request or invitation are first published or sent or given to security holders, and at any time after sixty days from the date of the original tender offer or request or invitation, except as the Commission may otherwise prescribe by rules, regulations, or order as necessary or appropriate in the public interest or for the protection of investors."

        In order for a withdrawal to be effective, a signed, written transmission notice of withdrawal must be timely received by the Purchaser at its address set forth on the last page of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn, and the number of Units to be withdrawn. Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be re-tendered at any subsequent time prior to the Expiration Date by following the procedures described in Section 3.

        All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding."

        The heading and first paragraph of "The Offer-Section 6-Tax Consequences" is amended to read as follows:

        "Section 6. Tax Consequences

        The following is a summary of the federal income tax consequences of a sale of Units pursuant to the Offer assuming that the Partnership is a partnership for federal income tax purposes and that it is not a "publicly traded partnership" as defined in Section 7704 of the Internal Revenue Code of 1986, as amended (the "Code"). "Publicly traded partnerships", as defined in Section 7704, are partnerships that are traded on an established securities market or readily tradable on a secondary market. Publicly traded partnerships are taxed as corporations. This summary is based on the Code, applicable Treasury Regulations thereunder, administrative rulings, practice and procedures and judicial authorities as of the date of the Offer. All of the foregoing are subject to change, and any change could affect the continuing accuracy of this summary. This summary does not address all aspects of federal income taxation that may be relevant to a particular Limited Partner in light of that Limited Partner's specific circumstances, or that may be relevant to Limited Partners subject to special treatment under the federal income tax laws (for example, foreign persons, dealers in securities, banks, insurance companies and tax-exempt entities), nor does it address any aspect of state, local, foreign or other tax laws. Sales of Units pursuant to the Offer will be taxable transactions for federal income tax purposes, and may also be taxable transactions under applicable state, local, foreign and other tax laws. EACH LIMITED PARTNER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO THAT LIMITED PARTNER OF SELLING UNITS PURSUANT TO THE OFFER, INCLUDING, WITHOUT LIMITATION, FEDERAL, STATE AND LOCAL TAX CONSEQUENCES."

        "The Offer-Section 7-Purpose and Effects of the Offer" is amended in its entirety to read as follows:

        Section 7. Purpose and Effects of the Offer.

        The Purchaser is making the Offer for investment purposes with a view towards making a profit. The Purchaser's intent is to acquire the Units at a discount to the value that the Purchaser might ultimately realize from owning the Units. No independent party has been retained by the Purchaser to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made as to the fairness of the Offer Price. On January 12, 2004, the General Partner of the Partnership filed a preliminary proxy statement (the "Proxy Statement") asking limited partners to approve a liquidation of the Partnership. If the liquidation is approved, the General Partner expects the liquidation to take 36 months to complete. In determining its Offer Price, the Purchaser relied in part on the valuations presented in the Proxy Statement. A complete copy of the Proxy Statement can also be obtained from the Public Reference Room of the SEC in Washington, D.C. at prescribed rates or from the SEC's Website at http://www.sec.gov. A summary of the valuation presented by the General Partner in the Proxy Statement is presented below.

        The Partnership is currently a limited partner in twelve separate limited partnerships (the "Local Limited Partnerships"). Each Local Limited Partnership owns a single apartment complex (the "Properties"). In estimating a value for Units, the General Partner first estimated the potential sales values of the Properties owned by the Local Limited Partnerships. These values were based on either the direct capitalization method or an assumed sale in a Low Income Housing Tax Credit ("LIHTC") transaction, depending upon certain federal and/or state restrictions associated with the particular property.

        Five of the twelve Properties are conventionally financed and not subject to federal and/or state restrictions that could have a material impact on their valuation. For these Properties, the General Partner used the direct capitalization method. This method involves applying a capitalization rate to the net operating income (NOI) generated by the property being valued. A capitalization rate is a percentage (rate of return) commonly applied by purchasers of commercial real estate to property NOI to determine the present value of income producing property. A lower capitalization rate will result in a higher property value; conversely, a higher capitalization rate will result in a lower property value.

        The first step in the direct capitalization method is determining the appropriate NOI to use in the valuation. The NOI is defined as the actual or anticipated net income that remains after all operating expenses are deducted from effective gross income, but before mortgage debt service, book depreciation and capital expenditures are deducted. For the five conventionally financed properties, the General Partner applied cap rates of 8.5% and 9.5% to its estimated 2004 NOI for the Properties. Using this approach, the General Partner came up with the following values:

        PROPERTY                    9.5% CAP RATE     8.5% CAP RATE
        ----------------          ---------------   ---------------
        Arrowhead                 $     7,896,000   $     8,825,000
        Country Place I                13,900,000        15,535,000
        Country Place II                8,739,000         9,767,000
        Moorings                       16,389,000        18,210,000
        Posada Vallarta                15,135,000        16,915,000

        The remaining seven Properties have mortgage notes payable to or insured by agencies of the federal government or by local housing agencies. These Properties are subject to various federal and/or state agreements that restrict their use, regulate their operations, and in certain cases limit dividends payable to the Local Partnerships. Due to the terms of the federal and/or state agreements governing the operations of these Properties, the General Partner valued them assuming a sale in a LIHTC transaction. Using its best judgment based upon its experience in the marketing and sale of similar properties, the General Partner estimated the value of the seven government-assisted properties as follows:

        PROPERTY                  LOWER VALUATION   UPPER VALUATION
        ------------------        ---------------   ---------------
        Chevy Chase               $     9,396,000   $    10,440,000
        Four Winds West                   992,000         1,102,000
        Golden Acres                    1,041,000         1,156,000
        Mercy Terrace                   8,422,000         9,400,000
        Orangewood Plaza                1,643,000         1,826,000
        Troy Manor                        739,000           822,000
        Westgate                        5,073,000         5,637,000

        Below are the estimated payoff amounts for the liabilities of all twelve Properties projected by the General Partner as of December 31, 2003.

                                    MORTGAGE        ADDITIONAL             TOTAL
        PROPERTY                     BALANCE      INDEBTEDNESS      INDEBTEDNESS
        -------------------  ---------------   ---------------   ---------------
        Arrowhead            $     6,587,810   $             0   $     6,587,810
        Chevy Chase                2,850,241                 0         2,850,241
        Country Place I            6,847,370                 0         6,847,370
        Country Place II           4,149,921                 0         4,149,921
        Four Winds West              831,370                 0           831,370
        Golden Acres               1,130,726            44,992         1,975,718
        Mercy Terrace              8,220,915        11,349,512        19,570,427
        Moorings                   7,811,889                 0         7,811,889
        Orangewood Plaza           1,826,500                 0         1,826,500
        Posada Vallarta           14,304,236         4,006,514        18,310,750
        Troy Manor                   815,819             6,252           822,071
        Westgate                   1,700,123                 0         1,700,123
        Total                     57,076,920        16,207,270        73,284,190

        Based on the figures presented above and after adjustments for the priority of distributions as required under the terms of the Local Limited Partnership agreements, the General Partner estimated that the aggregate gross distribution of proceeds to the Partnership would be between $18,500,000 and $24,000,000. The General Partner also estimated that $2,900,000 in operating reserves would be released on the sale of the Local Limited Partnerships for distribution to limited partners. Below is the General Partner's schedule of distributions to limited partners based on these estimates:

        SOURCES OF FUNDS                                        LOW             HIGH
        --------------------------------------------       -------------   -------------
        DISTRIBUTIONS FROM LOCAL PARTNERSHIPS              $  18,500,000   $  24,000,000
                                                           -------------   -------------

        CASH AND CASH EQUIVALENTS (2)                      $   2,900,000   $   2,900,000
                                                           -------------   -------------

        TOTAL SOURCE OF FUNDS                              $  21,400,000   $  26,900,000

        USES OF FUNDS
           Solicitation/Communication Expenses             $      51,900   $      51,900
           Final Audit and Tax Return Preparation Fees     $      92,000   $      92,000
           Dissolution Filing Fees                         $       1,000   $       1,000
           Estimated Disposition Fees (3)                  $   3,600,000   $   3,950,000
           Partnership Liquidation Fee (4)                 $     500,000   $     500,000
                                                           -------------   -------------
        TOTAL USE OF FUNDS                                 $   4,244,900   $   4,594,900

        LIQUIDATION PROCEEDS BEFORE TAXES                  $  17,155,100   $  22,305,100

        PER UNIT                                           $         333   $         433

        The General Partner discloses in the Proxy Statement that these liquidation values are highly uncertain and that actual liquidation proceeds may be higher or lower than the values presented. Additionally, there is no guarantee that a liquidation of the Partnership will occur. As a part of the vote to approve the liquidation outlined in the Proxy Statement, the General Partner is asking limited partner to vote for a modification of the terms of the partnership agreement so that the General Partner can earn certain fees associated with the liquidation. The Purchaser cannot predict whether limited partners will approve the liquidation. If a majority of the Partnership's limited partners do not vote in favor of both the amendment and the liquidation, the liquidation will not proceed. If the amendment and liquidation are approved, the General Partner estimates that the liquidation will take up to 36 months (and possibly longer) to complete. The difference between the low value of $344 per Unit presented by the General Partner in its Proxy Statement and the Purchaser's Offer Price of $175 per Unit is based on discounts applied by the Purchaser to account for the potential risks associated with the liquidation. In determining the Offer Price, the Purchaser also considered past prices paid for Units and the illiquid nature of Units.

        Other measures of value may be relevant to a Limited Partner, and all Limited Partners are urged to carefully consider all of the information contained in the Offer to Purchase and Agreement of Sale and to consult with their own advisors (tax, financial, or otherwise) in evaluating the terms of the Offer before deciding whether to tender Units. The Offer is being made as a speculative investment by the Purchaser based on its belief that there is inherent underlying value in the assets of the Partnership. The purpose of the Offer is to allow the Purchaser to benefit to the greatest extent possible from any one or a combination of the following:

        .       any cash distributions, whether those distributions are
        classified as a return on, or a return of, capital, from the operations in the ordinary course of the Partnership;

        .       any distributions of net proceeds from the sale of assets by the
        Partnership;

        .       any distributions of net proceeds from the liquidation of the
        Partnership;

        .       any cash from any redemption of the Units by the Partnership,
        and

        .       any proceeds that may be received from any lawsuit brought by the Limited Partners, which lawsuit relates to the Partnership or its General Partner (the Purchaser is not aware of any lawsuit at this time and is not planning that action in the future).

        Price Range of Units; Lack of Public Market. At present, privately negotiated sales and sales through intermediaries (e.g., through the trading system operated by the American Partnership Board, which publishes sell offers by holders of Units) are the only means available to a Limited Partner to liquidate an investment in Units (other than by accepting the Offer) because the Units are not listed or traded on any national securities exchange or quoted on NASDAQ. The Purchaser and its affiliates have purchased 1,258 Units in the Partnership in the past twelve months.

        The first three paragraphs of "The Offer-Section 10-Certain Information Concerning the Partnership" are amended to read as follows:

        "Section 10. Certain Information Concerning the Partnership.

              Except as otherwise indicated, information contained in this
        Section 10 is based upon filings made by the Partnership with the SEC. The Purchaser has no means of verifying the accuracy or completeness of any of the information contained in this Section 10 which is derived from those filings, or any failure by the Partnership to disclose events which may have occurred and may affect the significance or accuracy of any information but which are unknown to the Purchaser.

        General. The Partnership was organized on March 23, 1983, under the laws of the State of Maryland. Its principal executive offices are located at 11200 Rockville Pike, Rockville, MD 20852. Its telephone number is 301-468-9200.

        The Partnership's primary business is real estate ownership and related operations. The Partnership was formed for the benefit of its Limited Partners, to make equity investments in other limited partnerships which own and operate multi-family residential properties which are assisted by federal, state or local government agencies. The Partnership's investment portfolio currently consists of the following limited partnerships:

        Name and Location of Complex    2002 Occupancy     2002 Rent/Apartment
        ----------------------------------------------------------------------
        Arrowhead Apts.                             98%         $       10,244
         Palatine, IL

        Chevy Chase Park                            98%         $        6,411
         Centerville, OH

        Country Place I                             97%         $       11,406
         Burtonsville, MD

        Country Place II                            98%         $       11,738
         Burtonsville, MD

        Four Winds West                             98%         $        5,433
         Birmingham, AL

        Golden Acres                                96%         $        6,364
         Chowchilla, CA

        Mercy Terrace                               99%         $       14,717
         San Francisco, CA

        The Moorings                                98%         $       10,365
         Roselle, IL

        Orangewood Plaza                           100%         $        2,559
         Orange Cove, CA

        Posada Vallarta                             90%         $        6,861
         Phoenix, AZ

        Princeton Community Village                 92%         $        8,544
         Princeton, NJ

        Troy Manor Apts.                           100%         $        4,881
         Troy, AL

        Westgate Tower Apts.                        93%         $        4,136
         Westland, MI"

        "The Offer-Section 15-Conditions of the Offer" is amended in its entirety to read as follows:

        "Section 15. Conditions of the Offer.

        The Purchaser will not be required to accept for payment or to pay for any Units tendered, and may amend or terminate the Offer if the general partner of the Partnership or its transfer agent are unable to confirm after being contacted by the Purchaser that the Agreement of Sale is properly completed and duly executed. The Purchaser will contact the general partner or transfer agent to verify the satisfaction of this condition upon receipt of executed documents and will notify Limited Partners promptly if this condition is not satisfied.

        Purchaser will not be required to accept for payment or to pay for any Units unless the Purchaser has received assurances from the Partnership that the tendering Limited Partner's address will be changed to the Purchaser's address pursuant to the terms and conditions of the Offer. The Purchaser will contact the general partner or transfer agent to verify the satisfaction of this condition upon receipt of executed documents and will notify Limited Partners promptly if this condition is not satisfied.

        Limited partners may independently confirm the satisfaction of these conditions by contacting the general partner of the Partnership at the telephone number located in Section 10 of the Offer. The conditions set forth in this Section 15 are for the sole benefit of the Purchaser and its affiliates and may be asserted by the Purchaser regardless of the circumstances giving rise to that condition. The conditions set forth in this Section 15 may be waived by the Purchaser, in whole or in part, from time to time in its sole discretion prior to the expiration of the offer. The conditions set forth in this Section 15 will be waived by the Purchaser upon the expiration of the offer. The failure by the Purchaser at any time on or prior to the expiration of the offer to exercise these rights will not be deemed a waiver of those rights, which rights will be deemed to be ongoing and may be asserted at any time and from time to time on or prior to the expiration of the offer. Any determination by the Purchaser concerning the events described in this Section 15 will be final and binding upon all parties. The Purchaser confirms that it has disclosed all conditions of the

        Offer and that all conditions of the Offer must be satisfied prior to the expiration of the Offer. If any material conditions of the Offer are waived, the Purchaser will amend the Offer to disclose its waiver. If the amendment is filed with less than ten (10) business days remaining in the Offer, the Purchaser will extend the offer giving limited partners at least ten (10) business days following the amendment to consider the amended offer."

                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 9, 2004          Equity Resource Fund XXII Limited Partnership,
                                  a Massachusetts limited partnership


                                  By: /s/ Eggert Dagbjartsson
                                      -----------------------
                                          Eggert Dagbjartsson
                                          General Partner

                                  Equity Resource Investments LLC
                                  A Massachusetts limited liability company

                                  By: /s/ Eggert Dagbjartsson
                                      -----------------------
                                          Eggert Dagbjartsson
                                          Managing Director

                                  Eggert Dagbjartsson

                                  By: /s/ Eggert Dagbjartsson
                                      -----------------------
                                          Eggert Dagbjartsson

                                  EXHIBIT INDEX


                                                                    Sequential
Exhibit No.                    Description                          Page Number
-------------------------------------------------------------------------------
(a)(1) -           Offer to Purchase, dated January 23, 2004.*          4-28

(a)(2) -           Transmittal letter, dated January 23, 2004.           29

(a)(3) -           Agreement of Sale and Assignment*                   30-33

(a)(4)             Summary Advertisement*                                34

(a)(4)             Press Release dated February 9, 2004.

(b) -              Not applicable.

(c) -              Not applicable.

(d) -              Not applicable.

(e) -              Not applicable.

(f) -              Not applicable.

(g)                Not applicable

(h)                Not applicable.


*  Previously Filed